Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 11, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tyler Howes and Tim Buchmiller
Division of Corporation Finance
Office of Life Sciences

Re:	GE Healthcare Holding LLC
Amendment No. 1 to Draft Registration Statement on Form 10
Submitted September 13, 2022
CIK No. 0001932393

Dear Mr. Howes and Mr. Buchmiller:

On behalf of GE Healthcare Holding LLC, a Delaware limited liability company (the “Company” or “GE Healthcare”), we hereby submit in electronic form the accompanying Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”), together with exhibits, as originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on July 29, 2022.

The Registration Statement reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated September 23, 2022 (the “Comment Letter”), and the inclusion of certain other information. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are defined in the Registration Statement. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to the Registration Statement.

The Company respectfully submits the following as its responses to the Staff:

Amendment No. 1 to Draft Registration Statement on Form 10-12B submitted September 13, 2022

Information Statement Summary, page 1

1.

We note your revised disclosure to prior comment 2 and reissue in part. Please further balance your summary by providing an equally prominent disclosure that you expect to assume significant liabilities with respect to pension and other postretirement plans.

In response to the Staff’s comment, the Company has revised the disclosure on pages xi, 13, 14, and 17 of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

October 11, 2022

Russia and Ukraine Conflict, page 133

2.

We note the portion of your response to prior comment 11 that you have discontinued sales and services to all government and military customers in Russia. If true, please disclose this portion of your response in this section.

In response to the Staff’s comment, the Company has revised the disclosure on page 133 of the Registration Statement. In its revised disclosure, which also supplements the Company’s response to prior comment 11, the Company has clarified that (a) it has discontinued sales and service to all military customers in Russia and (b) based on the ongoing review of its remaining activities in Russia, the Company continues sales and services to private medical institutions and certain government customers in Russia, such as government-owned hospitals, in accordance with the current sanctions and other measures imposed by the U.S., European Union, and other countries providing for exemptions for medicines and medical devices.

3.

As requested by prior comment 12, please describe in your filing the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine, also address in your response any risks related to supply/chain/suppliers/service providers in affected regions and revise your disclosure if appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 133 of the Registration Statement.

Policy and Procedures Governing Related Party Transactions, page 197

4.

We note your revisions in response to prior comment 15. However, your revisions do not appear to address the standards that will be applied in deciding whether to approve a related party transaction. For example, you do not state whether any related party transaction would only be approved if it was on the same basis as an arms’ length transaction. Please further revise to provide such disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 201 of the Registration Statement.

* * *

Securities and Exchange Commission

Division of Corporation Finance

October 11, 2022

If you have any questions regarding the Registration Statement and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3025 or jkennedy@paulweiss.com or Brandon Smith at (203) 360-4369 or brandon.smith1@ge.com.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy

cc:	Brandon Smith, Chief Corporate, Securities & Finance Counsel
General Electric Company

Steven J. Williams
Christodoulos Kaoutzanis
Paul, Weiss, Rifkind, Wharton & Garrison LLP